

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

August 24, 2009

Mr. Darryl F. Jones
Chief Financial Officer
Corriente Resources Inc.
520-800 West Pender Street
Vancouver, British Columbia, Canada
V6C 2V6

     Re: **Corriente Resources Inc.**
              Form 40-F for the Fiscal Year Ended December 31, 2008
              Filed March 31, 2009
              File No. 001-32748

Dear Mr. Jones.

     We have completed our review of your Form 40-F and related filings and have no further comments at this time.

                                     Sincerely,

                                     H. Roger Schwall
                                     Assistant Director